October 10,
2019

Jeffrey Nau
Chief Executive Officer
Oyster Point Pharma, Inc.
202 Carnegie Center, Suite 109
Princeton, NJ 08540

       Re: Oyster Point Pharma, Inc.
           Registration Statement on Form S-1
           Filed October 4, 2019
           File No. 333-234104

Dear Dr. Nau:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 16, 2019 letter.

Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1. We note your response to comment 1. Throughout your registration statement you state that you are not aware of any other therapy that has demonstrated statistically significant improvements in both signs and symptoms of DED in a single registrational clinical trial.
       Please revise to clarify, if true, that you did not test any other products or therapies in this specific trial and that there are no head-to-head results providing support that another product candidate, product or therapy could not have shown similar results in the specific clinical trial you reference.
2. We note your response to comment 4 that you do not expect to continue to pursue FDA
 Jeffrey Nau
Oyster Point Pharma, Inc.
October 10, 2019
Page 2
         approval of OC-02 for the treatment of dry eye disease. If true, please revise throughout to clarify that you do not intend to pursue FDA approval for OC-02 for the treatment of dry eye disease.
Business
Our Product Candidates, page 89

3. Please revise your pipeline chart to indicate the therapeutic area for OC-02. In addition, please tell us what you mean by "oral indication" in the chart as your disclosure on page
         99 states that OC-02 was studied as a nasal spray in a Phase 2b clinical study, the PEARL study, for dry eye disease. To the extent that you intend to file an IND for OC-02 in a different indication, please revise the chart to indicate that OC-02 is still in the preclinical stage for that indication. Similarly, please revise to chart to clarify, if true, that you have not yet filed an IND for Neurotrophic Keratitis and that OC-01 for this indication is still in the preclinical phase.
Certain Relationships and Related Party Transactions
Consulting Agreement, page 144

4. We note your revised disclosure on page 144 in response to comment 5. Please provide the required disclosure pursuant to Item 404 of Regulation S-K regarding the amended consulting agreement with FLG Partners, LLC under which Mr. Murray provides general financial advisory services.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Sasha Parikh at 202-551-3627 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch Chief, at 202-551-
3469 with any other questions.



FirstName LastNameJeffrey Nau                                    Sincerely,
Comapany NameOyster Point Pharma, Inc.
                                                                 Division of
Corporation Finance
October 10, 2019 Page 2                                          Office of Life
Sciences
FirstName LastName